UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2019

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Modification to Method for U.S. Shareholders to Accept Self-Tender Offer by Gazit-Globe

Reference is hereby made to the “Ordinary Tender Offer Buyback Specification for the Acquisition of Ordinary Shares” (the “Tender Offer Statement”) that Gazit-Globe Ltd. (the “Company”) appended as Exhibit 99.1 to its Tender Offer/Rights Offering Notification Form on Form CB (file number 005-86529) that it filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2019.

As described in the Tender Offer Statement, the Company launched, on March 18, 2019, a self-tender offer (the “Offer”) to purchase up to 10 million of the Company’s ordinary shares, par value 1.0 New Israeli Shekels (“NIS”) per share (“ordinary shares”), constituting 5.3% of the Company’s issued and paid up share capital, at a purchase price of NIS 29 (approximately US $8.04) per share. The Offer will expire for all shareholders of the Company on April 1, 2019.

The method by which U.S. shareholders may accept the Offer has been modified relative to what was described in the Tender Offer Statement. In order to accept the Offer, a U.S. shareholder needs to transfer his, her or its ordinary shares to a brokerage account on the Tel Aviv Stock Exchange (the “TASE”). Once a shareholder’s brokerage account is established on the TASE, the shareholder can request that the broker initiate an acceptance of the Offer. The Offer expires at 2 pm (Israel time) on Monday, April 1, 2019, so an acceptance of the Offer must be initiated prior to that time. Acceptance of the offer cannot be effected directly through a U.S. shareholder’s existing brokerage account in the over-the-counter market in the United States.

In order to initiate a transfer of one’s ordinary shares to the TASE, a U.S. shareholder should contact his, her or its broker, which can contact American Stock Transfer & Trust Company (“AST”), the Company’s transfer agent in the U.S., which can guide the broker as to how that transfer can be made. The telephone of the Company’s relationship manager at AST is (718) 921-8521.

Israel Discount Bank Ltd. (the “Lead Coordinator”) serves as the coordinator for the Offer. The offices of the Lead Coordinator with respect to the Offer are 23 Yehuda Halevi Street, Tel Aviv, and the Lead Coordinator can be contacted at telephone at +972-76-8055623, or by fax to +972-76-8890884 in order to answer any questions related to the Offer and how to effect an acceptance of the Offer.

A press release describing the Offer and the method whereby U.S. shareholders may tender their ordinary shares pursuant to the Offer is annexed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

As previously reported by the Company on March 8, 2019, the Company has filed, on March 8, 2019, a Form 15F to deregister, and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, the ordinary shares. The duty of the Company to file and furnish reports under the Exchange Act was suspended immediately upon the filing of the Form 15F. The furnishing of this Report of Foreign Private Issuer on Form 6-K solely in order to provide the information described herein with respect to the Offer shall not be construed as an admission that the Company remains subject to the reporting obligations under the Exchange Act. The Company expects that the Exchange Act deregistration and the termination of its duty to file reports will become effective 90 days after the filing of the Form 15F with the SEC.

Forward Looking Statements

This Form 6-K, including the exhibit hereto, may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 25, 2019	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release describing method for acceptance of self-tender offer of Gazit-Globe Ltd. by its U.S. shareholders

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